September 13, 2019

VIA EDGAR AND BY UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	C-Bond Systems, Inc.
Request to Withdraw Registration Statement on Form S-1
Filed November 30, 2018
File No. 333-228625

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, C-Bond Systems, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-228625), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 30, 2018.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted. In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned with any questions about this matter.

Very truly yours,

/s/ Scott R. Silverman

Scott R. Silverman

Chief Executive Officer